UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 10, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NCL Corporation Ltd.

File No. 333-128780 – CF #28014

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NCL Corporation Ltd. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 6, 2007.

Based on representations by NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.27	through June 6, 2017
Exhibit 4.30	through August 4, 2017
Exhibit 4.31	through April 19, 2018
Exhibit 4.32	through October 1, 2019
Exhibit 4.34	through March 1, 2022
Exhibit 4.44	through March 5, 2017
Exhibit 4.45	through March 5, 2017
Exhibit 4.46	through January 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel